SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SLOWS S.2020 GROWTH DUE TO BOEING MAX DELAYS

NUREMBERG (2 AIRCRAFT) AND STOCKHOLM SKAVSTA (4) TO CLOSE IN MARCH

Ryanair Holdings plc today (4 Dec) updated investors on further delivery delays of the B737 MAX aircraft for summer 2020. Ryanair has again revised its S.2020 schedule based on receiving just 10 MAX aircraft rather than the 20 as previously planned.

As a result, expected traffic growth for FY21 (y.e. 31 March 2021) is cut from 157m guests to 156m. This shortfall in MAX aircraft deliveries will necessitate the closure of two more bases in S.2020; Nuremberg and Stockholm Skavsta. We also expect to cut summer capacity in a number of other existing bases, and we are currently in discussions with our people, our unions, and our affected airports to finalise these minor reductions.

Ryanair DAC CEO Eddie Wilson said:

"We regret these two further base closures and minor capacity cuts at other bases which are solely due to further delivery delays to our Boeing MAX aircraft. We are continuing to work with Boeing, our people, our unions and our affected airports to minimise these capacity cuts and job losses".

ENDS

For further information
please contact:           Alejandra Ruiz                                              Piaras Kelly
                                    Ryanair DAC                                                Edelman Ireland
                                    Tel: +353-1-9451799                                   Tel: +353-1-6789333
                                    press@ryanair.com                                       ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 December, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary